Contact

www.linkedin.com/in/jakehannan (LinkedIn)

Certifications

G Suite Fundamentals for Sales Credential

Google Cloud Sales Credential

Honors-Awards

AiQual Technology Prize - Award for Innovative-Related Venture

Best PropTech Project, Product or Pivot

Jake Hannan

Cyber Security | Cloud Migrations | SaaS | Cloud-Based Video Surveillance at Pro Cloud SaaS

Sydney, New South Wales, Australia

Experience

Pro Cloud SaaS

Sales Director - APAC

2021 - Present (2 years)

Sydney, New South Wales, Australia

Growing the Cybersecurity and Managed Services business units at Pro Cloud SaaS in the APAC region.

Pro Cloud SaaS is a global technology services provider specializing in cybersecurity, cloud migrations, identity management, smart building access/ security, eliminating technical infrastructure and cloud-strategy consulting.

We are your trusted partner providing you with the solutions and expertise on the latest SaaS platforms allowing for seamless implementations and ongoing management and support. Our motto is simple, we make our customers the hero on their journey to the security and simplicity of the cloud.

Pro Cloud SaaS partners with the most recognized SaaS and technology vendors and consumers on the planet.

Our award-winning sales and technical teams are fully certified by our vendors and specialize in diverse consulting and deployments from small businesses through to global Fortune 500 organizations.

Pro Cloud SaaS provides worldwide coverage with follow-the-sun support for your SaaS platforms so you can ensure that your technology is keeping your organization secure 24/7. Our locations allow us to provide our customers with local expertise while also utilizing our global reach to ensure you are getting industry-leading solutions at the most competitive pricing.

Power2Motivate

Account Executive

March 2020 - September 2021 (1 year 7 months)

Sydney, New South Wales, Australia

Conexie
Head of Sales
June 2019 - May 2021 (2 years)
Sydney, Australia

- Responsible for sales, business development and go-to-market strategy
- Prepare and present monthly reports concerning sales activities, expenses, budgets, and roadmap to the Board of Directors and investors
- Direct, plan and implement the company's growth and sales strategy to meet projected timelines ensuring the company remains profitable
- Directly involved with finding, pitching and closing new investors, both individual and VC firms
- Setting, managing and achieving KPI's across myself and sales team members

PrintSolv Australia
Business Development Manager
February 2016 - June 2019 (3 years 5 months)
Sydney, Australia

PrintSolv is a supplier of industry-leading software solutions to office technology dealers. Our solutions portfolio includes print management, cost recovery, document capture, business process optimisation, dealer marketing, and sustainability solutions. PrintSolv proudly serves all types of businesses throughout Asia Pacific, supporting more than 200 suppliers and resellers in the region.

As Business Development Manager, my role was focused on working with our customers and resellers across the APAC region, providing sales training, assisting in finding and scoping opportunities, building a sales pipeline across 7 different software solutions, and working alongside our technical team through project implementation to ensure delivery.

ROI Print Manager
2 years 10 months

Regional Sales Manager
January 2014 - January 2016 (2 years 1 month)
Scottsdale, Arizona

ROI Print Manager delivers a wealth of features designed to let you take control of your printers and MFPs no matter how large or how small your fleet. Its modular architecture means you only need to pay for the features you need, making it the best value-for-money print management and cost recovery software on the market. Our aggressive pricing models allow you to buy the software outright or incorporate it into your managed print services (MPS) program by spreading the cost over the term. For Resellers, ROI offers the most rewarding program in the industry as well as additional tools and services that make you more competitive.

Sales Executive
April 2013 - December 2013 (9 months)
Scottsdale, Arizona

MassMutual Arizona
Financial Services Professional
May 2012 - August 2013 (1 year 4 months)

MassMutual Arizona serves the wealth accumulation and protection needs of over 27,000 clients located throughout Arizona and parts of New Mexico, offering life insurance and protection products, retirement and investment services to help you meet your financial goals.

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Education

University of Technology Sydney
Master of Business Administration, Entrepreneurship (MBAe) · (2019 - 2020)

Arizona State University
Bachelor's degree, Business · (2011 - 2015)